

AXIALNICS SYSTEMS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S
REVIEW REPORT
JULY 31, 2019

AXIALNICS SYSTEMS, INC.

TABLE OF CONTENTS



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11211 Katy Freeway Ste 690, Houston, TX 77079.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Axialnics Systems, Inc.
Houston, TX

We have reviewed the accompanying financial statements of Axialnics Systems, Inc. (the "Company"), which comprise the balance sheet as of July 31, 2019, and the related statements of operations, changes in stockholders' deficit, cash flows for the period ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on my review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

XQ CPA PLLC

XQ CPA PLLC
Houston, TX
August 8, 2019

AXIALNICS SYSTEMS, INC.
BALANCE SHEET
JULY 31, 2019

	Jul 2019	2018*
ASSETS		
Current assets		
Cash	$ 1,810	$ -
Total current assets	1,810	-
TOTAL ASSETS	$ 1,810	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Advances from stockholder (Note 7)	$ 2,821	$ -
Total current liabilities	2,821	-
Total liabilities	2,821	-
Stockholders' deficit		
Common stock, $0.001 par value; 5,000,000 shares authorized; 3,860,000 shares issued and outstanding	3,860	-
Accumulated deficit	(4,871)	-
Total stockholders' deficit	(1,011)	-
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,810	$ -

***** Not reviewed since the Company was incorporated in 2019.

See accompanying notes to financial statements.

2

AXIALNICS SYSTEMS, INC.
STATEMENT OF OPERATIONS
PERIOD ENDED JULY 31, 2019

	Jan-Jul 2019	2018*
Revenue	$ -	$ -
Expenses		
Advertising	458	-
Dues and subscriptions	1,750	-
Legal and professional	2,663	-
Total expenses	4,871	-
Net loss	$ (4,871)	$ -

* Not reviewed since the Company was incorporated in 2019.

See accompanying notes to financial statements.

AXIALNICS SYSTEMS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
PERIOD ENDED JULY 31, 2019

	Jan-Jul 2019	2018*
Common stock		
Balance at beginning of period	$ -	$ -
Stock issued (Note 4)	3,860	-
Balance at end of period	3,860	-
Acculumated deficit		
Balance at beginning of period	-	-
Net loss	(4,871)	-
Balance at end of period	(4,871)	-
Total stockholders' deficit	$ (1,011)	$ -

* Not reviewed since the Company was incorporated in 2019.

See accompanying notes to financial statements.


AXIALNICS SYSTEMS, INC.
STATEMENT OF CASH FLOWS
PERIOD ENDED JULY 31, 2019


	Jan-Jul 2019	2018*
Cash flows from operating activities		
Net loss	$ (4,871)	$ -
Net cash used by operating activities	(4,871)	-
Cash flows from financing activities		
Advances from stockholder	2,821	-
Issuance of stock	3,860	-
Net cash provided by financing activities	6,681	-
Net increase in cash	1,810	-
Cash at the beginning of period	-	-
Cash at the end of period	$ 1,810	$ -

* Not reviewed since the Company was incorporated in 2019.


See accompanying notes to financial statements.

5


AXIALNICS SYSTEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS
PERIOD ENDED JULY 31, 2019

This summary of significant accounting policies of Axialnics Systems, Inc. (the "Company") is presented to aid in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

NOTE 1 – BACKGROUND

The Company was initially organized as a Texas LLC on February 13, 2016. The Company was subsequently converted to a C corporation on March 1, 2019.

The Company's mission is to further enhance the aerospace industry by developing and commercializing our Disc-wing Rotor Aircraft Concept (DRAC). The Company's vision is to push the boundaries of modern aerospace technologies and spearhead it further into the future with our groundbreaking and innovative technology. Products that the Company envisage to provide include drones for the civil and security markets, aircraft for general aviation application in business, leisure and search and rescue, and space flight systems.

NOTE 2 – RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties frequently encountered by companies in the emerging growth stages of development. Such risks and uncertainties include, but are not limited to, the lack of available capital, an evolving business model, the management of rapid growth, and general economic challenges in the aerospace industry. To address these risks, the Company must, along with other things, gain access to capital in amounts and on terms acceptable to the Company; maintain and increase its customer base; implement and successfully execute its business and marketing strategy; continue to develop and upgrade its technology; provide superior customer service; and attract, retain, and motivate qualified personnel.

There can be no guarantee that the Company will be successful in addressing such risks.

NOTE 3 – BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Consequently, revenues are recognized when earned and expenses and purchases of assets are recognized when the obligation is incurred.

NOTE 4 – COMMON STOCK

The Company has 5,000,000 shares of authorized capital stock, consisting of shares of common stock with a par value of $0.001.

During 2019, the Company issued 3,860,000 shares of common stock in exchange for funds to be used to pay for operational expenses. The Company has no shares of preferred stock outstanding.

NOTE 5 – INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. Income taxes are not provided for the tax effects of transactions reported in the financial statements because management does not believe there are any uncertain positions as of the balance sheet date that would affect the overall financial statements.

NOTE 6 – USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 7 – RELATED PARTY TRANSACTIONS

The President of the Company has funded $2,821 of the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains sufficient funding.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared based on the assumption that the Company will continue as a going concern. As of July 31, 2019, cash was $1,810.

At the time of this report, there is no reason for the Company to believe that there is any significant uncertainty that the Company was unable to continue as a going concern due to the fact that the stockholders of the Company have been able to obtain the necessary financial support from its related party and other third parties to enable the Company to meet its obligations as and when they fall due and to continue as a going concern in the foreseeable future.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Company was unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 8, 2019, which is the date the financial statements were available to be issued. No subsequent events have occurred through that date that would have a material impact on the financial statements.